UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras starts production of FPSO Carioca in Sépia field

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Rio de Janeiro, August 23, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that today it began producing oil and natural gas from FPSO Carioca, the first platform in Sépia field, in the Santos Basin pre-salt.

The platform, a FPSO type (floating production storage and offloading unit of oil and gas), is located approximately 200 km off the coast of the state of Rio de Janeiro, in water depths of 2,200 meters. The FPSO Carioca, unit chartered from Modec, has the capacity to process up to 180,000 barrels of oil per day and to compress up to 6 million cubic meters of natural gas.

The project foresees the interconnection of seven producing wells and four injection wells to the FPSO. The oil production will be flown out by offloading vessels, while the gas production will be drained through the pre-salt gas pipeline routes. The project also has a system to remove CO2 from the gas produced and to reinject it into the reservoir, reducing the release of carbon dioxide into the atmosphere and improving its oil recovery.

The Sépia shared reservoir is composed by Sépia and Sépia Leste fields, located in the Transfer of Rights and Concession (BM-S-24) areas, respectively, operated by Petrobras (97.6%), in partnership with Petrogal Brasil S.A. (2.4%).

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Rodrigo Araujo Alves

______________________________

Rodrigo Araujo Alves

Chief Financial Officer and Investor Relations Officer